March 27, 2020

In Keuk Kim
Chief Executive Officer
DoubleDown Interactive Co., Ltd.
13F, Gangnam Finance Center
152, Teheran-ro Gangnam-gu
Seoul 06236, Republic of Korea

       Re: DoubleDown Interactive Co., Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 12, 2020
           CIK No. 0001799567

Dear Mr. Kim:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 18, 2020.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
Risks related to our relationship with DoubleU Games, page 28

1. We note that you have removed the risk factor related to your status as a controlled company. Please include this risk factor in your filing as your status as a controlled company presents risks that are separate and apart from your status as a foreign private issuer.
 In Keuk Kim
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DoubleDown Interactive Co., Ltd.
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Our business, page 44

2. We note in your filing you have a declining number of players year over year.
         Additionally, you derive a significant portion of your revenues from a small number of high-paying players. Please discuss your vulnerability to a near-term severe impact arising from the disruption of the economy by the COVID-19 pandemic which could affect the discretionary spending behavior of such players and thus, your revenues. In addition, disclose other material known or reasonably likely effects of and the types of risks presented by COVID-19 on your financial position, results of operations, accounting judgments and estimates and timeliness of your financial reporting. Refer to ASC 275-10-
         50-16 and CF Disclosure Guidance Topic No. 9: Coronavirus (COVID-19) at https://www.sec.gov/corpfin/coronavirus-covid-19.
Our marketing efficiency, page 46

3. Please revise to clarify your new computation for average payback period that replaces
         CPI. We note it measures time by days for 3rd party costs to be paid back, but it uses
         "cumulative revenue generated by all of the players in a given install period." If your use of "all players" includes organic and paid channel revenues to measure payback periods, tell us why it is appropriate to include organic revenues unrelated to the marketing partners fees.
Other key performance indicators and non-GAAP metrics and trends, page 47

4. We note your responses to comments 11 and 12. Please balance your disclosure to indicate how growth in your subscription revenue, if at all, contributed towards your total revenue growth, ARPDAU, and average monthly revenue per user.

         Furthermore, you disclose your mobile penetration represents the percentage of revenue sourced from the Google, Apple and Amazon platforms but do not include Facebook. Tell us why and disclose other platform revenue sources, amounts and percentages. Tell us and disclose what comprises the balance of your revenue penetration for the periods, both online or mobile. Also disclose whether the high paying players are predominantly mobile or online players. To the degree there are any material trends among the individual platform sources, mobile versus online or high-paying players please revise your MD&A accordingly. We refer you to Item 5.D of Form 20-F.

5. We note your response to prior comment 5. You disclose that monetization of active players is a key factor affecting your financial performance. You indicate that this monetization comes from players' purchases of in-game virtual chips, which is how you generate substantially all of your revenue. You further disclose that the proportion of revenue from high-paying players (those who spend more than $500 per month) has been gradually rising in recent years. Please tell us whether you use any metrics to monitor
 In Keuk Kim
DoubleDown Interactive Co., Ltd.
March 27, 2020
Page 3
         your revenue concentration and the impact of high-paying customers on your financial performance, such as the percentage of revenue derived from high-paying players, number of high-paying players as a percentage of paying players or average revenue per high-
         paying player. If so, please provide a discussion of these metrics or other related metrics and any material trends. We refer you to Item 5.D of Form 20-F. Critical accounting policies and estimates
Recent accounting guidance adopted, page 61

6. Please disclose to state, if true, whether the conversion feature of the 2.5% convertible bonds and the May 2017 warrants contain a down round provision. If so, please further disclose as follows:
           how you concluded whether the conversion feature or the warrants met the scope exception in ASC 815-40 for classification in stockholders' equity;
           whether either instrument contains terms or features other than the down round feature that would cause liability classification on the basis of the guidance in Topic
              480 or Subtopic 815-40;
           how you evaluated the 2.5% convertible bonds under accounting guidance for debt with conversion and other options under ASC 470-20;
           how a down round feature in the warrants will impact the calculation of basic EPS when triggered.

Note 2: Significant accounting policies
Revenue Recognition, page F-10

7. We note your response to prior comment 21. You recognize virtual chip or currency revenues when control transfers upon consumption of this currency. Please explain and disclose further the basis for your determination that player purchase of virtual currency determines consumption of the currency and thereby affects revenue recognition. In this regard, address the assumptions used in estimating virtual currency consumption based on your analysis of customers' historical play behavior, purchase behavior, and the amount of virtual currency outstanding.

       You disclose on page 60 you estimate the outstanding purchased virtual currency at period end because you are unable to distinguish between the consumption of purchased versus free currency. Tell us and disclose the assumptions used to estimate this amount, how you considered free currency/chips obtained during game play and through player actions on
FirstName LastNameIn Keuk Kim
       social media outside of gameplay, as well as forfeitures, and explain the impact of any
Comapany NameDoubleDown Interactive Co., your financial statement revenue recognition uncertainties. Revise to disclose this in Ltd.
March note.
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 In Keuk Kim
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DoubleDown Interactive Co., Ltd.
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Contract assets, Contract liabilities and other disclosures, page F-11

8. We note your response to comments 21 and 23. Elsewhere in your filing, you referred to your loyalty program subject to a third party registration. Describe the terms of the loyalty program and the nature of incentives and rewards that players may receive. Disclose whether participation in the loyalty program provides a material right that the player would not receive otherwise, thereby giving rise to a separate performance obligation to which a portion of the transaction price must be allocated. Refer to ASC 606-10-55-41
         & 42.
Principal-agent considerations, page F-11

9. We note in your response to comment 22 that the platform providers have no rights to control how the company defines its pricing. You disclose on page 77 that your platform providers have the "ability to make unilateral changes to their platforms, their terms of service, the amounts of or method by which players obtain content and make payments, how they are paid, and any other aspect of their platforms and services." Please clarify the disclosure regarding your platform providers' inability to change your pricing. To the extent your arrangements with Apple, Facebook and Google allow them to offer incentives, discounts or otherwise change the price defined by you for virtual chips, tell us whether you know the actual amount paid by your players and how that impacts the amount you record as revenue.

         Regarding your arrangement with Facebook, please provide us your analysis as to whether you have control or visibility over the issuance of extra chips (up to 9 million chips each year) in the Daily Wheel spin of each player logged onto Facebook when such player's Facebook friends also play DoubleDown Casino. Clarify whether the invitations to friends through the Facebook platform results in greater fees retained by Facebook.
         Refer to the benefits of connecting through Facebook in DoubleDown
Casino
         at
https://doubledowncasino1.zendesk.com/hc/en-us/articles/201395160-Benefits-of-
         connecting-through-Facebook-in-DoubleDown-Casino.
Note 4: Debt, page F-16

10. We note your response to comments 24 and 26 and your revised disclosures. With respect to the 2.5% convertible bonds and the May 2017 warrants, please clarify and state if true whether "certain adjustments for anti-dilution protection" constitute a down round provision or whether they may be deemed standard anti-dilution protection..

         Further clarify how your assessment of such provisions could be affected by the probability (or remote likelihood) of price adjustment(s) or by such adjustments being under your control. Refer to your basis in the accounting literature. In Keuk Kim
FirstName LastNameIn Keuk Kim
DoubleDown Interactive Co., Ltd.
Comapany2020
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        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Barbara A. Jones, Esq.